Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com	CONFIDENTIAL

August 23, 2022

Re: SatixFy Communications Ltd.

Amendment No. 1 to Draft Registration Statement on Form F-4

Submitted June 13, 2022

CIK No. 0001915403

Attention: Andi Carpenter, Jean Yu

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Ladies and Gentlemen:

On behalf of SatixFy Communications Ltd., a limited liability company organized under the laws of the State of Israel (“SatixFy”, or the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 1 to Draft Registration Statement on Form F-4 submitted on June 13, 2022 (the “Draft Registration Statement”) contained in the Staff’s letter dated June 29, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is publicly filing its Registration Statement on Form F-4 (the “Registration Statement”) together with this response letter. The Registration Statement also contains certain additional updates and revisions. In particular, SatixFy has updated its projections for future years (and provided a bridge explaining the reasons for such changes). Because the projections are lower than the original ones due to various economic developments set forth in the Registration Statement, SatixFy and Endurance Acquisition Corp. (“Endurance”) determined to significantly reduce the valuation of SatixFy in the transaction, and the Registration Statement has been adjusted accordingly.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments. We have included page numbers to refer to the location in the Registration Statement where the revised language addressing a particular comment appears. Capitalized terms used but not defined within this letter have the meanings ascribed to them in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form F-4

What interests do the Sponsor and the current officers and directors of Endurance have in the Business Combination?, page 21

1.	We note your response to prior comment 10. Please clarify why the Sponsor's fully diluted potential ownership on page 21 includes 1,000,000 SatixFy Ordinary Shares as part of the PIPE Units and 500,000 SatixFy Ordinary Shares underlying the PIPE Warrants while footnote 8 on page 17 does not.

•	Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 14-17 and 153 of the Registration Statement.

Summary, page 30

2.	We note your response to prior comment 1. Clarify whether recent common stock trading prices exceed the threshold that would allow EDNCU to redeem public warrants.

•	Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 24, 47 and 315 of the Registration Statement.

The SatixFy Warrant Assumption Agreement and Existing Endurance Warrant Agreement designate the courts of the State of New York..., page 90

3.	We note the disclosure that the exclusive forum provisions of the SatixFy Warrant Assumption Agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States are the sole and exclusive forum, however, Section 3.4 of the Assumption Agreement does not state that it does not apply to actions arising under the Exchange Act. Please advise or revise.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the aforementioned provision by its terms applies only to prescribe the forum for “any action, proceeding or claim against a party arising out of or relating in any way to [the Assumption Agreement].” It is the Company’s view that the scope of the provision is clearly limited to claims arising under the Assumption Agreement, and does not by its terms apply to limit in any manner claims brought under the securities laws. Moreover, the Company respectfully notes that exclusive jurisdiction provisions like this appear regularly in contracts governing securities issued in SEC registered transactions such as deposit agreements (e.g., Banco Santander, S.A.: https://www.sec.gov/Archives/edgar/data/891478/000119380521001286/e620924_ex99-a.htm; Grupo Aval Acciones y Valores S.A.: https://www.sec.gov/Archives/edgar/data/1474274/000119380514001799/e612679_ex99-a.htm). In light of the plain language of the contract and the Company’s interpretation thereof, the Company has included disclosure making clear that the provision does not apply to securities claims but has not modified the terms of the agreement.

Unaudited Prospective Financial Information of SatixFy, page 137

4.	We note your disclosure that due to recent developments the projections no longer represent management’s current view on SatixFy’s future financial performance. Please provide us with your analysis as to why the projection disclosure is appropriate to be included at this time given your revised disclosure regarding the material uncertainties associated with the projections and that the projections no longer represent management’s current view on SatixFy’s future financial performance.

•	Response: As noted above, the Company has provided updated projections in the Registration Statement on pages 142-151. The Company respectfully advises the Staff that the prior projections are included as they were initially considered by the Endurance board, but with clear disclosure that such projections have been modified and the drivers of such modifications.

5.	Please revise to include disclosure describing what consideration the board gave to obtaining updated projections.

•	Response: As noted above, the Company has updated its projections in the Registration Statement and has revised its disclosure on pages 137-138, 142-143 and 149 of the Registration Statement.

Tax Consequences of the Business Combination Under Section 368(a) of the Code, page 272

6.	We note your response to prior comment 20 and reissue our comment.

•	Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 110 and 286-287 of the Registration Statement.

Description of SatixFy ordinary shares

Exclusive Jurisdiction of Certain Actions, page 293

7.	We note the disclosure that your exclusive forum provision identifies the courts of Tel Aviv, Israel as the exclusive forum for certain litigation, including any “derivative action.” We also note that Article 38.1(b) of the Amended and Restated Articles of Association of SatixFy does not clarify if it applies to actions arising under the Exchange Act, however, your risk factor on page 84 states that the "exclusive forum provision is intended to apply to claims arising under Israeli law and would not apply to claims for which the federal courts would have exclusive jurisdiction, whether by law (as is the case under the Exchange Act)." If this provision does not apply to actions arising under the Exchange Act, please ensure that the exclusive forum provision in the governing document states this clearly or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

•	Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised Article 38.1(b) of the Amended and Restated Articles of Association of SatixFy to clearly state that such provision does not apply to actions arising under the Exchange Act.

General

8.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

•	Response: Each of the parties to the Business Combination Agreement is a non-U.S. entity. Endurance is a Cayman Island exempted company and its sponsor, Endurance Antarctica Partners, LLC, is a Cayman Island limited liability company. The managing partner of the Sponsor is not a U.S. Citizen. SatixFy MS is a Cayman Island exempted company. SatixFy is organized under the laws of the State of Israel, and its shareholder base is comprised primarily of non-U.S. persons. Following the consummation of the Business Combination, the current shareholders of SatixFy are expected to own approximately 68.7% of the SatixFy Ordinary Shares (assuming that no holders of Endurance Class A ordinary shares exercise their share redemption rights). In response to the Staff’s comment, the Company has included a risk factor disclosure discussing risks associated with CFIUS and other regulatory review of the Business Combination and related Transactions. Please refer to the section of the Registration Statement entitled “Risk Factors — Risks Related to the Business Combination — The transaction may be reviewed by the Committee on Foreign Investment in the United States (CFIUS), the Investment Security Unit (ISU) of the United Kingdom Government Department for Business, Energy and Industrial Strategy (BEIS) and other regulatory authorities, which have authority to recommend the transaction be enjoined, suspended or prohibited.”

9.	We note your disclosure on page 61 and 137 that due to recent developments the projections no longer represent management’s current view on SatixFy’s future financial performance. Please include more prominent disclosure earlier on in your proxy statement/prospectus including a cross reference to the relevant risk factor.

•	Response: As noted above, the Company has updated its projections in the Registration Statement.

Please do not hesitate to contact me at (212) 450-4111, (212) 701-5111 (fax) or michael.kaplan@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Michael Kaplan

Michael Kaplan

cc:	Yoav Leibovitch, Chief Financial Officer

Brian Wolfe

Davis Polk & Wardwell LLP

Larry P. Medvinsky

Morrison & Foerster LLP

Tomer Fromovich

Ziv Haft Certified Public Accountants (Isr.), a member firm of BDO International Limited